SAFRAN

SIÈGE SOCIAL

RECEIVED

2008 NOV -7 A 8:?2

November 3, 2008

08005742

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Paul Dudek, Esq.

SAFRAN
Rule 12g3-2(b) File No. 82-34974

Dear Sirs:

The enclosed information, as set forth in the Annex attached hereto, is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SAFRAN (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions with regard to this information or require additional information, please contact the undersigned in Paris at +33 1 40 60 84 28.

Very truly yours,

PROCESSED
NOV 10 2008
THOMSON REUTERS

Francis de Raimond

cc: Alain Marcheteau
(Safran)

SAFRAN
Société anonyme à Directoire et Conseil de Surveillance
au capital de 83 405 917 euros - 562082909 RCS Paris
2, Bd du Général Martial-Valin - 75724 Paris Cedex 15 - France

Tél. : +33 (0)1 40 60 80 80
Fax : +33 (0)1 40 60 81 02
www.safran-group.com

SAFRAN

Annex

I. Press Releases

- October 15, 2008 – SAFRAN to acquire Motorola's biometric business
- October 16, 2008 – SAFRAN signs partnership agreement with ISAE aerospace engineering school
- October 17, 2008 – SAFRAN reports consolidated revenue for the nine months ended September 30, 2008

II. Documents provided to regulatory authorities or stock exchanges and made public by such entities

- None

III. Documents provided to shareholders, published or made available to the public

- None

SAFRAN TO ACQUIRE MOTOROLA'S BIOMETRICS BUSINESS

Paris and Schaumburg, IL - Oct 15, 2008 – SAFRAN through Sagem Sécurité, its wholly owned subsidiary and a world leader in ID solutions based on biometrics, today announced that it has entered into a definitive agreement to acquire the biometric business unit within Motorola Inc. (NYSE: MOT), which includes its Printrak trademark. The acquisition has been approved by Motorola and SAFRAN.

Motorola's biometric business unit, headquartered in Anaheim, California, USA, designs, develops, integrates and maintains automated fingerprint identification systems ("AFIS") for law enforcement, civil and commercial customers around the world. The firm serves national, state, county and municipal agencies internationally, and provides integration solutions and systems for more than 300 customers in 40 countries in North America, Europe, the Middle East and Asia.

Jean-Paul Herteman, CEO of SAFRAN said, *"This acquisition enables Sagem Sécurité to strengthen its position in the US market for homeland security where it is already committed to offer world-class identification solutions to government, state and local markets. This acquisition is a continuation of SAFRAN's long history of investing in the US. It is also an important step in our plan to improve our product offering, expand production in the US, and reduce costs."*

Jean-Paul Jainsky, CEO of Sagem Sécurité added, *"Through this acquisition, Sagem Sécurité, its existing customers, and Motorola's existing biometrics customers are expected to benefit from increased efficiencies and customer responsiveness from the merger of the two businesses."*

"Biometrics is a very dynamic business that we believe requires companies to specialize in the technology," said Gene Delaney, president, Government & Public Safety, Motorola. *"To best serve our customers and employees, Motorola made a judgment that we need to concentrate and lead in our area of strength – delivering best-in-class mission critical communications solutions for government, public safety and commercial customers."*

The transaction is targeted to close first quarter of 2009 at the latest and is subject to customary closing conditions and regulatory approvals.

SAFRAN

Communiqué de presse ▫ Press release

SAFRAN, *with approximately $17 billion in revenue in 2007, is an international high-technology group. SAFRAN has been operating in the U.S. for 30 years and is a world leader in a number of industrial segments, including aircraft engines through the 34-year CFM International Joint Venture with General Electric, and also supplies aircraft components used on many U.S. military platforms as well as civil aviation customers. Its largest U.S. customer is Boeing and it has significant relationships with other U.S. aerospace companies. SAFRAN operates in aerospace propulsion, aircraft equipment, defense and security.*

Products incorporating SAFRAN's technology have been used for over 20 years by the U.S. Air Force, U.S. Navy, U.S. Army, U.S. Marine Corps, U.S. Coast Guard and NASA. Representative products today include KC-135R Stratotanker C-17 Globemaster, F/A-18, F-16, F-22, V-22 and C-130. SAFRAN is party to over 100 technical assistance agreements (TAAs) and manufacturing licence agreements (MLAs), has 22 empowered corporate officials dedicated to export control and regulations

and is committed to full compliance to such requirements and implements internal policies and procedures to this end.
SAFRAN has more than 57,000 employees in over 30 countries, including 3,500 employees in the U.S. with facilities and offices in 42 locations across 19 states.

www.safran-group.com

Sagem Sécurité *is one of the world's leading suppliers of identity systems, Sagem Sécurité focuses on applications including personal rights and flow management, in particular based on biometrics, secure terminals and smart cards. Its integrated solutions are deployed worldwide and contribute to the safety and security of transportation, data, people and states. Sagem Sécurité is a fast growing company with an annual growth over 15 % in the last two years.*
Sagem Sécurité is already present in the US through Sagem Morpho, Inc. which develops and sells secure identification systems incorporating various biometric technologies including fingerprint, palm prints, iris and facial recognition either through OEM relationships with major U.S. integrators such as Northrop Grumman and Lockheed Martin, or through its own direct relationships with customers. SMI's U.S. customers for these systems include both law enforcement and civil agencies such as New York State Division of Criminal Justice Services, Missouri State Highway Patrol, New York State Office of Temporary and Disability Assistance, U.S. Drug Enforcement Agency, New York Police Department Central Records Division,, FBI Latent Laboratory, FBI Criminal Justice Information Services, U.S. Army Crime Lab).

Sagem Sécurité has 4,000 employees in over 24 countries and annual revenues exceeding $ 1 billion in 2007.

www.sagem-securite.com

Motorola *is known around the world for innovation in communications. The company develops technologies, products and services that make mobile experiences possible. Our portfolio includes communications infrastructure, enterprise mobility solutions, digital set-tops, cable modems, mobile devices and Bluetooth accessories. Motorola is committed to delivering next generation communication solutions to people, businesses and governments. A Fortune 100 company with global presence and impact, Motorola had sales of US $36.6 billion in 2007. For more information about our company, our people and our innovations, please visit http://www.motorola.com*

Forward-Looking Statements

Certain statements contained in this press release, including the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities and offerings for the combined company and products, any other statements regarding Motorola's or Sagem Sécurité's future expectations, beliefs, goals or prospects, and any statements that are not statements of historical facts might be considered forward-looking statements. While these forward-looking statements represent managements' current judgment of future events, they are subject to risks and uncertainties that could cause actual results to differ materially from those stated in the forward-looking statements. Important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, include: (i) the parties' ability to consummate the transaction; (ii) the conditions to the completion of the transaction may not be satisfied, or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (iii) the possibility that the parties may be unable to achieve expected synergies and operating efficiencies within expected time-frames or at all; (iv) Sagem Sécurité's ability to successfully integrate Motorola's biometric operations into those of Sagem Sécurité and the possibility that such integration may be more difficult, time-consuming or costly than expected; (v) revenues following the transaction may be lower than expected; (vi) operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; (vii) the retention of certain key employees within Motorola's biometrics unit; (viii) the inability to protect either party's intellectual property rights may weaken its competitive position; (ix) the general outlook for the economy and the biometrics industry; (x) other factors, including factors described in Motorola's Annual Report on Form 10-K for the year ended December 31, 2007 and its subsequent reports filed with the SEC. Motorola and Sagem Sécurité assume no obligation to update or revise any forward-looking statement in this press release, and such forward-looking statements speak only as of the date hereof.

Media Contacts:

Jennifer Erickson
Motorola, Inc.
+1 847-435-5320
Jennifer.erickson@motorola.com

Stephanie Forrest
Motorola, Inc.
+44-7739-884-452
Stephanie.forrest@motorola.com

Jocelyne Terrien
SAFRAN
+33 (0)1 40 60 80 28
jocelyne.terrien@safran.fr

Investor Contacts:

Dean Lindroth
Motorola, Inc.
+1 847-576-6899
dean.lindroth@motorola.com

Quy Nguyen-Ngoc
SAFRAN
+33(0)1 40 60 80 45
quy.nguyen-ngoc@safran.fr

SAFRAN

Communiqué de presse . Press release

SAFRAN signs partnership agreement with ISAE aerospace engineering school

Paris, October 16, 2008 – The SAFRAN Group of France signed an initial partnership agreement with the aerospace engineering school ISAE (*Institut Supérieur de l'Aéronautique et de l'Espace*) on October 2 in Toulouse. This framework agreement meets the two partners' shared objectives: to train high-level engineers, foster innovation and give students top-flight career opportunities in innovative, high-value-added sectors.

The first general partnership agreement between SAFRAN and ISAE formalizes and enriches the long-standing close relations between the Group and the two prestigious schools that merged to form ISAE, SUPAÉRO and ENSICA.

For SAFRAN, this accord provides an opportunity to support students in their career development, to introduce them to the corporate culture, and to reaffirm its commitment to the school's values and its educational and research missions.

For ISAE, this partnership underscores its close, favored relationship with SAFRAN. It also reflects ISAE's ability to support industry at both the national and international level, to provide optimized solutions for both education and continuous professional training, and to contribute to its industrial partners' competitiveness and innovation capabilities.

The partnership between SAFRAN and ISAE mainly covers the following areas:

- SAFRAN's association with the school's major objectives.
- Promoting the SAFRAN Group and its companies at the school and with its students.
- Helping prepare students for their entry in the workplace, and developing their international exposure.
- SAFRAN's contribution to teaching and research at ISAE.

The partnership agreement was signed on the ISAE campus during a special day-long SAFRAN/ISAE forum, allowing nearly 200 students to meet 25 representatives of SAFRAN.

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Mob 33 (0)6 07 83 59 73

jocelyne.terrien@safran.fr

SAFRAN

Communiqué de presse . *Press release*

***SAFRAN** is an international high-technology group with three core businesses: Aerospace Propulsion, Aircraft Equipment, and Defense Security. As of December 31, 2007, it had 63,000 employees in over 30 countries, and annual revenues of 12 billion euros. The SAFRAN Group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*
SAFRAN is a public company listed on NYSE Euronext Paris.
For many years, SAFRAN has been developing partnerships with engineering schools.

www.safran-group.com.

ISAE (Institut Supérieur de l'Aéronautique et de l'Espace)
On October 1, 2007, the two engineering schools SUPAÉRO and ENSICA merged to form a single institute of higher education and research specialized in aerospace engineering: ISAE (Institut Supérieur de l'Aéronautique et de l'Espace)
Drawing on the legacy of its founding partners, and due to its unique role in European higher education, ISAE offers unrivaled high-level training in aeronautical and space engineering.

***ISAE at a glance**: two graduate programs, SUPAÉRO and ENSICA; 20 specialized master's programs, including three in China; nine research master's; six doctoral-level faculties; 1,500 students; 149 possibilities for international collaboration; 50 academic and research partnerships.*
www.isae.fr

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Mob 33 (0)6 07 83 59 73

jocelyne.terrien@safran.fr

SAFRAN

Communiqué de presse . Press release

SAFRAN reports consolidated revenue for the nine months ended September 30, 2008

14% organic growth

Targets maintained for full-year 2008

Paris, October 17, 2008

Key figures and significant events

- €7,446 million(*) in consolidated revenue for the first nine months of the year, representing year-on-year organic growth of 14%
- A large order backlog (6,740 engines, representing over 6 years' worth of production) and a high level of deliveries (1,013 CFM engines and 843 helicopter engines)
- Revenue generated by the spare parts business in line with full-year forecasts
- Acquisition of Motorola's biometrics business (Printrak)

(*) excluding the mobile phones business accounted as discontinued operations

Jean-Paul Herteman, SAFRAN's Chief Executive Officer, stated:

"SAFRAN's revenue for the nine months ended September 30, 2008 climbed 14% based on a constant group structure and exchange rates, in line with our targets. The strong positioning of our product and services portfolio has enabled us to continue to grow strongly in our core businesses. Moreover we are still developing internationally (particularly in the dollar zone and emerging markets), and are also carrying out targeted acquisitions in high-potential markets."

Analyst and Investor contact:

Quy Nguyen-Ngoc
Director, Investor Relations and Financial Communication
Tel. +33(0)1 40 60 80 45
Fax +33 (0)1 40 60 84 36
quy.nguyen-ngoc@safran.fr

Press contact:

Jocelyne Terrien
Press Officer
Tel. +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26
jocelyne.terrien@safran.fr

SAFRAN
2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

SAFRAN

Communiqué de presse . Press release

Revenue for the nine months ended September 30

In € millions	Sept. 30, 2007	**Sept. 30, 2008**	Year-on-year change	Organic growth*
Aerospace Propulsion	4,227	**4,217**	-0.2%	+12.4%
Aircraft Equipment	2,002	**2,084**	+4.1%	+19.6%
Defense Security	1,104	**1,145**	+3.7%	+10.2%
Group total	**7,333**	**7,446**	**+1.5%**	**+14.0%**
Mobile phones	*415*	*231*	*-44.3%*	

** based on a constant group structure and exchange rates*

- **Aerospace Propulsion : +12.4%**

Revenue growth in the original equipment and services businesses for commercial aircraft remained buoyant, despite unfavorable basis of comparison with 2007 when the Group recorded an exceptional level of deliveries of engines as part of a major Mirage 2000 export contract signed with Greece. Moreover SAFRAN's production levels for helicopters leveled off during the first nine months of 2008 due to customers reducing their engine inventories level.

In the nine months ended September 30, 2008 the services business accounted for 45% of the branch's revenue versus 44% for full-year 2007.

- **Aircraft Equipment : +19.6%**

Volumes grew significantly across all operations, both for original equipment and services. Deliveries of nacelles for the A380 continued to rise. At the same time, the first deliveries of carbon brakes for the B737NG demonstrated the swift commercial success of this program whose potential market represents over 60% of SAFRAN's current brake fleet.

- **Defense Security : +10.2%**

The Security business still reported a 20% rise, led by identity solutions and biometric terminals operations.

- **Recent developments**

Over the period SAFRAN continued to expand in the dollar zone and emerging markets, opening three new facilities in the United States – Grand-Prairie (Sagem Avionics), Monroe (Turbomeca) and Walton (Messier Bugatti). Having launched eleven new manufacturing sites outside France since the beginning of the year, the Group is taking measures to strengthen its competitive edge and manage its exposure to the US dollar.

The Group is implementing a targeted acquisition strategy in the high-growth security business. It has recently acquired Motorola's biometrics business, including its Printrak trademark, which is specialized in AFIS (Automated Fingerprint Identification Systems). These activities generate around US$ 70 million in revenue with 300 customers in 40 countries.

Analyst and Investor contact:

Quy Nguyen-Ngoc
Director, Investor Relations and Financial Communication
Tel. +33(0)1 40 60 80 45
Fax +33 (0)1 40 60 84 36
quy.nguyen-ngoc@safran.fr

Press contact:

Jocelyne Terrien
Press Officer
Tel. +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26
jocelyne.terrien@safran.fr

SAFRAN
2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

SAFRAN

Communiqué de presse . Press release

- **Outlook**

Based on the Group's current revenue levels, management data available at September 30, 2008 and aircraft manufacturers' forecasts, we are maintaining our targets for full-year 2008 in adjusted data terms – i.e. over €10 billion in revenue excluding the mobile phones business and €750 million(*) in profit from operations excluding mobile phones.

(*) Including the €146 million gain arising on the transfer of the Monetel business to Ingenico

Financial agenda

Interim dividend payment:	December 15, 2008
2008 annual results announcement:	February 18, 2009
Annual General Meeting of Shareholders:	May 28, 2009

END

Analyst and Investor contact:

Quy Nguyen-Ngoc
Director, Investor Relations and Financial Communication
Tel. +33(0)1 40 60 80 45
Fax +33 (0)1 40 60 84 36
quy.nguyen-ngoc@safran.fr

Press contact:

Jocelyne Terrien
Press Officer
Tel. +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26
jocelyne.terrien@safran.fr

SAFRAN
2, bd du Général Martial Valin
75724 Paris Cedex 15 – France